Exhibit 99.1

For Immediate Release

YY Group Completes US$20 Million At-The-Market Equity Offering Program

Gross Proceeds Maximize Financial Flexibility to Accelerate High-Margin AI and Robotics Initiatives

SINGAPORE, June 16, 2026 — YY Group Holding Limited (NASDAQ: YYGH) (“YY Group” or the “Company”), an AI-native workforce management platform and integrated facility management (IFM) provider operating across Asia and beyond, today announced the completion of its previously announced At-The-Market equity offering program (the “ATM Program”), established pursuant to the prospectus supplement dated February 27, 2026 and the Sales Agreement of the same date with Spartan Capital Securities, LLC, as lead sales agent, and Wilson-Davis & Co., Inc., as additional sales agent.

YY Group has fully utilized the maximum aggregate offering capacity under the ATM Program, raising US$20 million in gross proceeds. After deducting the sales agents’ commission of 3.75% of gross proceeds and estimated offering expenses, the Company received net proceeds of approximately US$19.1 million. No further share sales will be made under this ATM Program, effectively concluding the facility.

As disclosed in the February 27, 2026 prospectus supplement, the Company intends to apply a portion of the net proceeds to retire outstanding higher-cost short-term business loans, immediately reducing the Company’s recurring financing costs. YY Group intends to deploy the vast majority of the remaining funds for continued investment in its proprietary AI-native workforce management platform, regional IFM services, and its recently launched AI software, physical AI training data factories, and robotics initiatives, as well as the exploration of potential high-value acquisitions or strategic investments in complementary technologies.

Mike Fu, CEO of YY Group, commented, “The successful and full utilization of this US$20 million ATM program marks a pivotal point for YY Group’s capital structure. With this capital fully secured, the program is concluded, removing any further market equity issuance under this facility. We are now exceptionally well-capitalized to aggressively scale our high-margin AI software, data training, and robotics initiatives while optimizing our balance sheet. We appreciate the continued alignment of our shareholders as we transform from an intelligent decision-support tool into an increasingly autonomous, AI-driven workforce leader.”

About YY Group Holding

YY Group Holding Limited (Nasdaq: YYGH) is an AI-native workforce management platform and integrated facility management (IFM) provider, headquartered in Singapore and operating across Asia and beyond. The Company’s intelligent workforce solutions platform, YY Circle, helps clients across hospitality, food and beverage, retail, and other service sectors predict, plan, and optimize workforce deployment. In YY Group’s IFM business, its 24IFM software platform and comprehensive IFM subsidiary portfolio support clients across hospitality, transportation, banking, retail, and mixed-use facilities.

As both business lines scale, the Company is systematically embedding AI and automation capabilities – progressing from intelligent decision support toward increasingly autonomous workforce management – to improve service quality, reduce deployment costs, and drive long-term margin expansion. Listed on the Nasdaq Capital Market, YY Group is committed to infrastructure innovation, measurable client outcomes, and long-term value creation.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the YY Group Holding Limited’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the hospitality market across Southeast Asia, Hong Kong, and other markets in which the Company operates, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) governmental approvals and regulations, (vi) our ability to successfully develop, deploy, and commercialize our AI-powered and automation products and capabilities, including through strategic partnerships, and (vii) our future business development, results of operations and financial condition, or the Company’s capital requirements and the potential need to raise additional capital through equity, debt or other financings. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. All information provided in this press release is as of the date of this press release, and YY Group Holding Limited undertakes no duty to update such information, except as required under applicable law.

Investor Contact

Jason Zhi Yong Phua, Chief Financial Officer

YY Group

enquiries@yygroupholding.com